EXHIBIT 99.1

Addex Therapeutics Initiates Phase 2 Clinical Study with Dipraglurant in Blepharospasm

Type of dystonia characterized by involuntary spasms of the eyelid muscles can lead to substantial visual disturbance or functional blindness

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 29, 2021 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today the initiation of a Phase 2a clinical study with dipraglurant as a potential treatment for blepharospasm, a type of dystonia characterized by involuntary contractions or spasms of the eyelid muscles resulting in sustained eyelid closure, which can result in substantial visual disturbance or functional blindness. Dipraglurant selectively targets the metabotropic glutamate receptor subtype 5 (mGlu5) to downregulate neurotransmission through allosteric modulation.

This double-blind, randomized Phase 2a feasibility study will enroll 15 patients with blepharospasm. It is designed to assess the safety and tolerability of dipraglurant (50 and 100mg) as well as explore its effects on the severity and frequency of blepharospasm signs and symptoms using objective measures, clinical ratings and patient reported outcomes. Data from the study are expected in Q1 2022.

“The only approved therapy for blepharospasm is muscular injections of botulinum neurotoxin, but symptoms often recur well before a patient can receive their next injection cycle,” said Roger Mills, Chief Medical Officer of Addex. “By modulating the overexcitation signal causing the blink reflex to malfunction, dipraglurant may provide an oral therapy for patients with blepharospasm that reduces the severity and frequency of symptoms, and thereby reduces pain, which consequently improves daily function and quality of life.”

“This study in blepharospasm is the third clinical study we have started this year, a significant achievement, particularly during these challenging times,” said Tim Dyer, Chief Executive Officer of Addex. “We are now poised for a significant year of reporting data in 2022, with results from this initial blepharospasm study in Q1 and top-line data from our pivotal study of dipraglurant in levodopa induced dyskinesia in Parkinson’s and for ADX71149 in epilepsy later in 2022.”

Blepharospasm is a form of dystonia characterized by involuntary contractions or spasms. It currently affects around 50,000 people in the US, with approximately 2,000 new cases diagnosed each year. The cause of blepharospasm is thought to involve overstimulation of the blink reflex resulting from excessive glutamate stimulation. Botulinum toxin injections are the only approved drug treatment.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID), in addition to the Phase 2 clinical study for blepharospasm. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs ongoing with Addex include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.